AccuShoot

AccuShoot's mission is to digitize marksmanship to save lives. We believe that bringing dynamic targeting capabilities to every range is the future of firearms training.


DIGITIZING MARKSMANSHIP®
ACCUSHOOT
ACCUSHOOT
LFX
25
35

Invest

$100 minimum investment

DEADLINE: March 28, 2025
in 5 days

SHARE PRICE
$4

TOTAL RAISED ON NETCAPITAL
$1,160,540

TOTAL RAISED THIS ROUND
$1,160,540

VALUATION THIS ROUND
$17,949,204

Reg CF offering provided by Netcapital Funding Portal Inc.

INTRODUCTION

AccuShoot delivers next-generation firearms training capabilities transforming any shooting practice with dynamic targets and real-time scoring.

AccuShoot LFX packs the ultimate live-fire training experience that helps users such as law enforcement personnel train as they fight by using their own guns and ammo while simulating realistic encounters. AccuShoot LFX maximizes firearms training efficiency as shooters spend all their time training and not on getting setup, manual scoring, pasting targets, or recording results. With AccuShoot LFX, firearm instructors can tailor drills and training sessions to match the skill level of each shooter making precious range time more effective.

PROBLEM

Marksmanship training has not changed much in the last 100 years despite rapid technological advances. Paper, cardboard, or steel targets with little to no movement still dominate the traditional training sessions. Unfortunately, real-world shooting encounters are highly dynamic in nature with a variety of moving targets. Without the proper training mimicking realistic scenarios, your marksmanship skill will let you down when you need it most. AccuShoot LFX brings a superb level of dynamism to your training regimen without the need for expensive simulators.

Good marksmanship requires a lot of repetition and training. To better appreciate this, we can peek at the NYPD hit-rate statistics for officers involved in a gunfight and those who shoot at subjects who do not return fire. Between 1998 and 2006, the average hit rate was only 18% for gunfights and 30% in situations in which fire was not returned. Accuracy improves at close range, with officers hitting their targets 37% of the time at distances of up to 7 yards; at longer ranges, hit rates fall off sharply, to 23%.

AccuShoot has a truly global market opportunity evidenced by The Small Arms Survey, which estimates that of the one billion firearms in global circulation as of 2017, 857 million (85%) were in civilian hands, 133 million (13%) were in military arsenals, and 23 million (2%) were owned by law enforcement agencies. The global stockpile increased largely due to civilian holdings, which grew from 650 million in 2006 to 857 million in 2017.


Global Market Opportunity
Over 1 Billion Firearms
the vast majority of which are in civilian hands
B2B Market
High-margin, high-growth: shooting ranges, law enforcement agencies, and militaries of most countries (except those banned by the US)
The Small Arms Survey estimates that of the one billion firearms in global circulation as of 2017, 857 million (85%) are in civilian hands, 133 million (13%) are in military arsenals, and 23 million (2%) are owned by law enforcement agencies. The global stockpile increased largely due to civilian holdings, which grew from 650 million in 2006 to 857 million in 2017.
https://www.smallarmssurvey.org/database/global-firearms-holdings
Military Expenditure
World military expenditure increased for the ninth consecutive year in 2023, reaching a total of $2,443 billion
7,900,000,000+ people
8,500,000,000+ mobile phones

According to the National Shooting Sports Foundation's Target Shooting in America 2018 report, 20 million American shooters spent $16.9 billion engaging in target shooting. From our experience, we suspect a large portion of them follow no set process to identify whether they are improving their skill or picking up any correctable bad habits because they lack a good understanding of ways they can get better. The most recent NSSF firearm and ammunition retailer survey found that about 47% of first-time gun buyers in 2021 inquired about professional firearm training and approximately 43% of this consumer segment signed up for such training if the retailer offered professional training options. Those offerings mainly focus on the crucial topic of firearm safety so marksmanship skill development takes a backseat.

The need for affordable solutions that provide effective, consistent reinforcement of good marksmanship habits is yet to be met at scale.

To boot, professional marksmanship instructors are far too few in comparison to the practitioners of the sport so self-learning or shooting with peers dominate the typical firearm owner's real life experience. This suboptimal situation prevents many from making the most of their time and money spent at the shooting range as they resort to manually collecting targets and using cumbersome notebooks or spreadsheets at best. During outdoor shooting drills, resetting targets can be laborious, disruptive, and worse yet, dangerous. Past that hurdle, the average shooter finds that it's not trivial to analyze their pile of targets to find out how they can consistently improve their marksmanship skills.

SOLUTION

AccuShoot leverages state-of-the-art machine learning and computer vision to enable a sophisticated, hustle-free and highly interactive target shooter experience.

Our focus is on systematically helping shooters improve and maintain their skills in the current era of millions of firearms against scanty marksmanship instruction that can truly deliver effective drills instilling responsible habits. Popular YouTube channels on the topic with millions of subscribers are testament to a large target audience looking to advance their self-learning journey by practicing at the shooting range.


25
35

OUR TECHNOLOGY


MOST USED
Shopping Center
Texas Stars
Rapid · 100 Rounds · Reloads
FBI Pistol Qualification
5-25 yards · Group · 8 Rounds · Reloads
QUALS
FBI Pistol Qualification
10 yards · Group · 8 Rounds · Reloads · Dynamic
US Army Pistol Qualification
U.S. ARMY
5-25 yards · Group · 8 Rounds · Reloads Dynamic
Oregon DPSST Handgun Qualification Course
20 yards · Slow · 5 Rounds · Mulitiple positions · Reloads
SKILL TESTS
Wilson 5x5 Skill Test
10 yards · Group · 25 Rounds · Reloads
Rangemaster Handgun Core Skill Test
20 yards · Slow · 5 Rounds · Mulitiple positions
Justin Dyal's 5-Yard Roundup
5 yards · Rapid · 10 Rounds · Reloads Dynamic

Leveraging the BigML machine learning platform's image processing and object detection capabilities, AccuShoot automatically detects targets, scores shots and detects any skill deficiencies. Specifically, AccuShoot is designed to deliver the following key benefits:

- **Real-time Scoring:** AccuShoot eliminates tedious record keeping by automatically detecting, scoring, and tracking shots made in real-time, thus freeing trainees and instructors to focus on ways to consistently improve their marksmanship.
- **Limitless Scenarios:** A user-friendly dashboard to select from a growing number of drills, games, and real-world scenarios inclusive of targets moving at different speeds and scenarios fitting different skill levels up to and including official qualifications, e.g., FBI Pistol, Dynamic Target Qualification.
- **Built-In Programmability:** Ability for firearms instructors to customize the drills for a given trainee to address any skill gaps and/or get them up to speed on the latest techniques that can be added as new drills programmatically in a self-serve manner.
- **Advanced Analytics:** AccuShoot evaluates detailed data across multiple shooters and firearms to unveil hidden patterns in marksmanship skills broken down by types of firearms, ammunition, environmental conditions, targets and drills.
- **Gamification:** Permissioned leaderboards to find out who's best at a specific shooting range, city, state, or nationally. Custom competitions driving more business resulting in incremental sales.


35
45
ACCUSHOOT
10yd
Limited Exposed Targets (IDPA)

The AccuShoot LFX Box is the portable hardware component of the AccuShoot LFX solution and works in conjunction with the sturdy AccuShoot LFX Stand that features a ballistic rubber facing material laminated to a rigid backing board. The AccuShoot LFX Box contains a projector, thermal camera, mini computer, cooling system, power supply and audio output port offering an all-in-one compact design.

BUSINESS MODEL

AccuShoot's primary go-to-market plan centers on targeting thousands of shooting ranges with an annual licensing fee for its LFX (Live-Fire eXperience) solution. Extra charges apply for long-term support and maintenance. The pricing for AccuShoot LFX is going to be $12,000 for the first year and $1,000/month to cover new content additions, support and maintenance for subsequent years.

> **"The global guns and accessories market size was USD 6.14 billion in 2019 and is projected to reach USD 9.33 billion by 2027, exhibiting a CAGR of 6.15% during the forecast period."**
>
> ---
> *Fortune Business Insights*

MARKET

AccuShoot has a very large and growing total addressable market in the United States and beyond. Gun ownership in the U.S. has a long, entrenched history. However, starting with the pandemic, this trend has dramatically accelerated adding new gun owners from every demographic segment. As of 2021, some 32% (81.4 million) Americans reported that they personally own a gun. The recent pandemic has accelerated gun ownership with more than 5 million Americans choosing to join the ranks. In fact, there are more guns in the US than people, about 393 million privately owned firearms according to an estimate by the Switzerland-based Small Arms Survey. Approximately, 50% of those gun owners go to ranges with a certain frequency (13% often, 40% sometimes). Moreover, there are 17,985 police agencies in the United States, which include city police departments, county sheriff's offices, state troopers, and federal law enforcement agencies plus an estimated 16,000 to 18,000 indoor firing ranges are in operation. Law enforcement agencies and the militaries of U.S. allies are also potential AccuShoot customers.

SUCCESS TO DATE

1. AccuShoot secured a **perpetual license** of BigML's machine learning platform.
2. AccuShoot raised over **$500,000 USD.**
3. Since its inception, **AccuShoot has been conducting novel R&D** to improve on the state-of-the-art when it comes to key aspects of the shooting skill development, e.g., real-time scoring, automated shot group analysis, computer vision-based shooter monitoring, etc.
4. AccuShoot got a SBIR grant from the **U.S. Air Force**.
5. AccuShoot has filed **5 provisional patents** for its underlying unique machine learning and computer vision methods and processes applied to target and shot detection problems under different environmental conditions by combining multi-modal data sources such as structured data, video feeds, and acoustics. Specifically, our IP portfolio covers the wide-ranging topics of automated target identification, classification and scoring; detection, analysis and reporting of firearm discharge; marksmanship digitization and analysis; determining acoustic signature of firearm and projectile combination; marksmanship improvement through machine learning.
6. AccuShoot is **securing partnerships** with reputable marksmanship training companies including Thunder Ranch. We have also brought onboard **eight strategic advisors** with decades of combat and/or marksmanship training experience collectively.
7. Oregon's Indoor Shooting Range located in Lebanon, OR is **currently offering AccuShoot LFX to its customers** every Wednesday. Similarly, we are organizing the **European premiere of AccuShoot LFX in Finland in November 2024**.

TEAM



Francisco Martin, Ph.D.

Co-founder and CEO

Francisco is a scientist entrepreneur. After 25 years devoted to conceptualizing and designing intelligent solutions in a diverse range of industries, he decided that 2020 was the right time to bring together his technical experience and his passion for shooting. He has been a firearms owner and a shooting sports enthusiast for more than a decade and that has fueled his interest in creating better technology solutions to improve marksmanship. Francisco has been conceptualizing, designing and live-fire testing AccuShoot's platform since its inception back in August 2020.

Holding a Ph.D. in Artificial Intelligence from the Technical University of Catalunya, Francisco founded Intelligent Software Components, SA in 1999, Strands in 2004 and BigML in 2010, where his inventions and products pioneered industries like recommender systems, personal finance management, and machine learning software platforms. Most recently, during his tenure with BigML, he has helped deliver intelligent software solutions for the U.S. Air Force and Mercedes-Benz. Francisco is the inventor of more than 20 patents, many acquired by Apple in 2011.



Poul Petersen, M.Sc.

Co-founder and CIO

Poul is the technical mind behind the AccuShoot platform and its computational infrastructure. His acquaintance with firearms and passion for shooting goes back to his formative years as a teenager in Oregon. The concept of improving shooter performance via computer vision and machine learning came naturally to him following his duties at BigML, where he created the infrastructure for the company's pioneering Machine Learning-as-a-Service software platform. Prior to BigML, Poul had 20+ years of experience building scalable and fault-tolerant systems in data centers. Poul holds a M.Sc. in Mathematics and a B.S. in Mathematics, Physics and Engineering Physics.



Atakan Cetinsoy, MBA

Head of Marketing

Atakan has picked up marksmanship with the help of AccuShoot co-founders and has transitioned into eat-your-own-dog-food mode practicing his newly acquired skill with the help of AccuShoot's innovative capabilities. Atakan is driving AccuShoot's marketing initiatives by helping create the content prospective users can consume to better understand the platform's constantly evolving set of capabilities. Atakan has 25+ years of software product management and product marketing experience with both global brands like Apple, FedEx and Yahoo! in addition to VC-funded startups including Strands and Deem. Atakan holds a B.S. in Electrical and Electronics Engineering from Bogazici University and an M.B.A. from The University of Georgia's Terry College of Business.

USE OF PROCEEDS

If the offering's maximum amount of $1,235,000 is raised:

Use	Value	% of Proceeds
New R&D Expenses	$450,000	36.4%
Cloud	$54,485	4.4%
Accounting Fees	$10,000	0.8%
Legal Fees	$15,000	1.2%
Accrued Operational Expenses	$75,000	6.1%
Accrued R&D Expenses	$450,000	36.4%
IP	$50,000	4.0%
Audit	$20,000	1.6%
Marketing	$50,000	4.0%
Intermediary fees	$60,515	4.9%

TERMS

This number includes all funds raised by the Company in this round on Netcapital. This is an offering of Common Stock, under registration exemption 4(a)(6), in AccuShoot, Inc.. This offering must reach its target of at least $10,000 by its offering deadline of March 28, 2025 at 11:59pm ET. If this offering does not reach its *target* by the offering deadline, then your money will be refunded.

If the offering is successful at raising the maximum amount, then the company's implied valuation after the offering (sometimes called its *post-money valuation*) will be:

	4,796,051 shares
×	$4 per share
	$19,184,204 implied valuation

FINANCIALS

These financial statements have been reviewed by an independent Certified Public Accountant.

CPA review letter

SEC FILINGS

The Offering Statement is a formal description of the company and this transaction. It's filed with the SEC to comply with the requirements of exemption 4(a)(6) of the Securities Act of 1933.

Latest Offering Statement

We're also required to share links to each of the SEC filings related to this offering with investors.

- Form C on March 3, 2023
- Form C/A on March 6, 2023
- Form C/A on April 28, 2023
- Form C/A on June 12, 2023
- Form C/A on July 14, 2023
- Form C/A on September 6, 2023
- Form C/A on November 7, 2023
- Form C/A on January 18, 2024
- Form C/A on March 28, 2024
- Form C/A on March 28, 2024
- Form C/A on April 29, 2024
- Form C/A on June 26, 2024
- Form C/A on September 27, 2024
- Form C/A on October 11, 2024
- Form C/A on December 6, 2024
- Form C/A on February 28, 2025

UNDERSTAND THE RISKS

Be sure to understand the risks of this type of investment. No regulatory body (not the SEC, not any state regulator) has passed upon the merits of or given its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials or information posted herein. That's typical for Regulation CF offerings like this one.

Neither Netcapital nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

MORE INFO

- Website
- LinkedIn
- Twitter
- Facebook

UPDATES

Mar 23, 2025 • This coming week, AccuShoot is attending the...

Mar 21, 2025 • We are excited to announce that AccuShoot, Inc....

Feb 28, 2025 • Filed Form C/A

Jan 24, 2025 • Hundreds of SHOT Show 2025 attendees and...

Jan 15, 2025 • NSSF SHOT Show 2025 Update: We will be hosting...

Dec 20, 2024 • AccuShoot Patent No. 12,165,497 B2 has now been...

Dec 6, 2024 • Filed Form C/A

Nov 12, 2024 • AccuShoot LFX has received two thumbs up from...

Oct 11, 2024 • Filed Form C/A

Sep 27, 2024 • Filed Form C/A

Aug 21, 2024 • Our newest offering, AccuShoot LFX, bringing...

Jun 26, 2024 • Filed Form C/A

Apr 29, 2024 • Filed Form C/A

Apr 19, 2024 • AccuShoot's Android version is here! As of...

Mar 28, 2024 • Filed Form C/A

Mar 28, 2024 • Filed Form C/A

Jan 18, 2024 • Filed Form C/A

Nov 7, 2023 • Filed Form C/A

Sep 6, 2023 • Filed Form C/A

Jul 17, 2023 • We welcome all our investors to email us at...

Jul 14, 2023 • Filed Form C/A

Jul 11, 2023 • AccuShoot has successfully filed a new...

Jun 12, 2023 • Filed Form C/A

May 18, 2023 • Invitation to the AccuShoot WhatsApp Community:...

May 16, 2023 • FREE 1-Year AccuShoot Subscription: Have you...

May 15, 2023 • We are very excited to share that **AccuShoot...

Apr 28, 2023 • Filed Form C/A

Mar 6, 2023 • Filed Form C/A

Mar 3, 2023 • Primary offering of 308,750 shares at $4

Mar 3, 2023 • Filed Form C

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